UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ardagh Metal Packaging S.A.

(Exact name of the registrant as specified in its charter)

Luxembourg	001-40709
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

56, rue Charles Martel, Luxembourg	L-2134
(Address of principal executive offices)	(Zip Code)

Torsten Schoen – Chief Legal Officer & Company Secretary
+44 333 136 2409

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Ardagh Metal Packaging S.A. has filed this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report.

A copy of our Conflict Minerals Report is included in this Form SD as Exhibit 1.01 hereto and is publicly available on our website: https://www.ardaghmetalpackaging.com/corporate/investors/sec-filings

Item 1.02 Exhibit

See Item 1.01 and Item 3.01.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Metal Packaging S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 23, 2024

Ardagh Metal Packaging S.A.

By:	/s/ Oliver Graham
Name:	Oliver Graham
Title:	Chief Executive Officer